UNITED STA
SECURITIES AND EXCHA
Washington, D.C

09041189

OMB APPROVAL	
Number:	3235-0123
es:	February 28 2010
nated average burden hours per response	12.00

1/7/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 2 9 2009
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47824

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 (MM/DD/YY) AND ENDING October 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Professional Execution, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, Suite 688
(No. and Street)

Chicago	Illinois	60614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1/17

OATH OR AFFIRMATION

I, William D'Anna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Professional Execution, Inc., as of October, 31 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William D'Anna - Treasurer
Title

Notary Public

OFFICIAL SEAL
MICHAEL D PIERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/11

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholder's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2009

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Registered Public Accounting Firm

The Stockholder
TD Professional Execution, Inc.

We have audited the accompanying statement of financial condition of TD Professional Execution, Inc. (the Company) as of October 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Professional Execution, Inc. at October 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
December 22, 2009

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2009

Assets	
Cash	$ 650,422
Receivable from clearing broker	10,368,709
Receivables from affiliates	1,752,469
Receivable from Parent	724,825
Trade execution commissions receivable	468,060
Deferred tax asset	312,722
Other assets	775,494
Total assets	$ 15,052,701
Liabilities and stockholder's equity	
Accounts payable and other liabilities	$ 4,126,644
Accounts payable and other liabilities – affiliates	619,827
Pension and postretirement benefit obligations	99,103
Total liabilities	4,845,574
Common stock (par value $0, 10,000 shares authorized, 1,000 shares issued, and 1,000 shares outstanding)	–
Additional paid-in capital	7,806,348
Retained earnings	2,400,779
Total stockholder's equity	10,207,127
Total liabilities and stockholder's equity	$ 15,052,701

See accompanying notes.

TD Professional Execution, Inc.

Notes to Statement of Financial Condition

October 31, 2009

1. Organization and Nature of Business

Nature of Operations

TD Professional Execution, Inc. (TDPE or the Company) was organized under the laws of the state of Illinois on September 3, 1993. On March 1, 2002, TD Securities (USA) LLC (the Parent) acquired Rom-Bo Trading Co., an options execution firm, for approximately $12.6 million and renamed it TD Professional Execution, Inc. TD Securities (USA) LLC is a wholly owned subsidiary of TD Holdings II Inc., which is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank).

The Company is a registered broker-dealer registered under the Securities and Exchange Act of 1934. The Company's primary business function is the execution of equities, options, and futures transactions on behalf of other broker-dealers, including affiliates.

The Company clears its security transactions on a fully disclosed basis through Merrill Lynch Professional Clearing Corp. (the Clearing Broker).

On October 15, 2009, TD Bank made the strategic decision to exit the Company's business. See Note 11 for further discussion on subsequent events.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Effective November 1, 2008, the Company adopted Accounting Standard Codification (ASC) 820, *Fair Value Measurements and Disclosures* (formerly known as SFAS No. 157), which provides a framework for measuring fair value under GAAP and establishes a fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The new guidance primarily impacts the Company's fair value measurements for financial instruments and requires additional disclosures about its fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The adoption of ASC 820 did not have an impact on the Company's statement of financial condition.

In April 2009, the Financial Accounting Standards Board (FASB) issued an amendment to ASC 820, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (formerly known as FSP 157-4), which provides further clarification for the application of ASC 820 in markets that are not active. This amendment provides additional guidance for determining when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate that a transaction is "not orderly." The amendment to ASC 820 requires disclosure, in the interim and annual periods, of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. In addition, this amendment requires additional detail on debt and equity securities by major categories as defined within ASC 320, *Accounting for Certain Investments in Debt and Equity Securities* (formerly known as SFAS No. 115). This amendment to ASC 820 is effective for interim and annual reporting periods ending after June 15, 2009. Effective November 1, 2008, the Company adopted the amendment to ASC 820. Since the Company's valuation techniques were consistent with the amendment, the adoption did not affect the Company's statement of financial condition.

As of October 31, 2009, the Company does not hold any securities that are required to be recorded at fair value.

2. Significant Accounting Policies (continued)

Receivable From Clearing Broker

Amounts receivable and payable for securities transactions that have not reached the contractual settlement date are recorded net in receivable from broker-dealer in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow on an uncommitted basis subject to collateral maintenance requirements.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* (formerly known as SFAS No. 109).

In June 2006, the FASB issued ASC 740-10 (formerly known as FIN 48, *Accounting for Uncertainty in Income Taxes*), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax positions taken or expected to be taken. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of ASC 740-10 on November 1, 2007 (see Note 8).

Retirement Plan

The retirement plan consists primarily of contributions made by the Company to the defined-benefit pension plan sponsored by TD Bank.

The Company adopted the recognition and disclosure provisions of ASC 715, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (formerly known as SFAS No. 158). ASC 715 requires plan sponsors of defined-benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial condition, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial condition, and provide additional disclosures.

3. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of a major securities exchange. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of the broker. A significant portion of assets and liabilities of the Company reflected on the statement of financial condition are positions with, and amounts payable to, this broker.

4. Concentration of Credit Risk

The Company has accounts with two banks and one clearing broker-dealer located in the United States. In the event the clearing broker-dealer does not fulfill its obligations, the Company may be exposed to credit risk. The Company attempts to minimize this credit risk by monitoring the solvency of its clearing broker-dealer.

5. Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

6. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan that covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

TD Bank also provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age.

6. Benefit Plans (continued)

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

Effective January 1, 2009, the Company made the decision to freeze the defined-benefit pension plan for highly compensated employees (as defined by the Internal Revenue Service (the IRS)) based on the employees 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during the 2006 retirement choice period will continue to accrue benefits under the defined-benefit pension plan with a minimum guaranteed per month payable as a life annuity. In place of the defined-benefit pension plan, the Company's defined-contribution 401(k) was enhanced with the benefits, rights, and features of the 401(k) plan remaining substantially the same.

7. Transactions With Affiliates

Edge Trading Systems LLC (Edge), an affiliate, provides technology support services to the Company. Amounts due to Edge of $619,827 are recorded in accounts payable and other liabilities – affiliate on the statement of financial condition. Receivable from Parent in the statement of financial condition represents the intercompany amount for the tax-sharing agreement, which will be reimbursed to the Company in the near future.

Trade execution commissions of $1,176,675 are included in receivables from affiliates on the statement of financial condition for the year ended October 31, 2009. In addition, $634,725 of order flow receivables from TD Options LLC (TD Options), an affiliate, were included in other assets – affiliates on the statement of financial condition for the year ended October 31, 2009

The Company shares certain facilities with affiliates and is allocated costs for shared services. The most significant of these costs are for finance, executive, human resources, compliance, and legal work, of which $58,931 is net against receivables from affiliates on the statement of financial condition for the year ended October 31, 2009.

8. Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (U.S.A.), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (U.S.A.), Inc. based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. TDPE files a combined state and local income tax return with its Parent.

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes. In accordance with ASC 740, the Company has a deferred tax asset relating primarily to the Company's goodwill impairment/amortization and pension plan. The Company recognizes the federal deferred tax benefit associated with such temporary differences as a deferred tax asset on its statement of financial condition. The Company has not recorded an associated valuation allowance because management believes that it is more-likely-than not that the Company will recognize the deferred tax asset.

At October 31, 2009, the Company determined that it has no uncertain tax positions, interest, or penalties as defined with ASC 740-10, and accordingly, management has concluded that no additional ASC 740-10 disclosures are required.

The Company operates in the U.S., Canada, and other tax jurisdictions. The years ended October 31, 2006 through 2009 remain subject to examination by tax authorities. The Company's consolidated federal income tax return is currently under examination by the IRS for the tax years ended October 31, 2006 and 2007. The Company does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months.

9. Accounts Payable and Other Liabilities

At October 31, 2009, accounts payable and other liabilities on the statement of financial condition consist of the following:

Payable for order flow	$ 1,446,651
Payable for ECN and clearing fees	1,323,909
Payable for compensation and benefits	1,132,519
Accounts payable	223,565
Total accounts payable and other liabilities	$ 4,126,644

10. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the *Alternative Net Capital Requirement* of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2009, the Company had net capital, as defined, of $6,680,605, which was $6,430,605 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.

11. Subsequent Events

Effective for the year ended October 31, 2009, the Company adopted ASC 855, *Subsequent Events* (formerly known as SFAS No. 165). Management has evaluated the possibility of subsequent events existing in the Company's financial statements through December 22, 2009. Following the October 15, 2009 decision of TD Bank to exit the Company's business, the Company expects to cease all business activities by January 31, 2010.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

TD Professional Execution, Inc.
October 31, 2009
With Report of Independent Registered Public Accounting Firm

0912-1118120